Mail Stop 6010

	November 29, 2005

Robert A. Olins
Chief Executive Officer
SpatiaLight, Inc.
Five Hamilton Landing, Suite 100
Novato, California 94949

Re:	SpatiaLight, Inc.
	Post Effective Amendments No. 1 to
	Registration Statements on Form S-3
	Filed August 23, 2005
	File Nos. 333-122391 and 333-122392

Dear Mr. Olins:

      We have reviewed your letter dated November 4, 2005 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendments to Forms S-3 (File Nos. 333-122391 and
333-
122392)

1. We note your response to prior comment 1. You previously should have promptly deregistered unsold shares as mentioned in that comment. However, we currently will not object to you promptly filing fully compliant post-effective amendments if you confirm to us that you would have been eligible to file a new registration statement on Form S-3 on the date you file such post-effective amendments. Also, since your previous post-effective amendments were not compliant, you should withdraw them.

2. We note your response to prior comment 2. However, the individual who is performing the functions of a principal financial officer and controller or principal accounting officer must sign the registration statement and amendments in those capacities below the second paragraph required on the Signatures page.

3. We note your response to prior comment 3. Please tell us what procedures you have to comply with the undertaking included in your registration statement based on Regulation S-K Item 512(a)(3). Also tell us why those procedures would not also permit you to answer our question regarding whether any of the selling shareholders sold any of the securities included in the applicable registration statement.

4. Your response to prior comment 4 does not provide legal authority for your conclusion that the option was not a "security" for purposes of the Securities Act. Please confirm that, in future transactions involving similar options, you will register the issuance of the options if a valid exemption from registration is not available.

5. We note your response to prior comment 5; however, when you file prospectuses under Rule 424, you must file within the deadlines provided by that rule. Please confirm that your existing procedures will permit you to comply with those deadlines.

Form 8-K Filed August 29, 2005

6. Please expand your response to prior comment 8 to tell us what reasons Ms. Tsuchimoto communicated to your employees for her unwillingness to sign the post-effective amendments.

Form 10-Q for the Quarterly Period Ended June 30, 2005

7. Regarding your response addressing the final bullet point of prior comment 9, please note that the provision of Regulation S-K Item 601(b)(2) regarding exclusion of schedules and similar attachments does not apply to exhibits filed under other sections of Item 601. For example, we note that you filed the exhibit at issue in prior comment 9 under section Item 601(b)(10), which does not provide for exclusion of schedules. Please refile this exhibit and any other exhibits necessary to comply with the requirements of Item 601.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Controls and Procedures, page 41

8. Regulation S-K Item 307 requires disclosure regarding the conclusions of both your principal executive officer and your principal accounting officer. If one person made conclusions in both capacities, your disclosure should reflect that fact.




Note 12. Subsequent Events, page 18

9. We see that you sold common shares and warrants to purchase common shares in a private placement in October 2005. In conjunction with the private placement, we noted that you signed a Registration Rights
Agreement which requires you to file a registration statement within
90 days of the closing date and to use reasonable efforts to cause the registration statement to become effective. In addition, we see that under the Registration Rights Agreement, you must maintain effectiveness of the registration statement until the period when all related securities have been sold. We noted various penalties that you will incur if the registration statement is not filed and declared effective in a timely manner and if you do not maintain effectiveness of the registration statement. Please confirm that you will follow the accounting guidance provided in EITF Issues 00-19, 01-6 and 05-04 as well as any other applicable areas of US GAAP in your accounting for that transaction.


*     *     *


      Please submit via Edgar a letter that responds to our comments and provides any requested information. Detailed letters greatly facilitate our review. To expedite our review, you also may wish to provide us with marked copies of any amendments you file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Julie Sherman at (202) 551-3640, or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671, if you have questions regarding our comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with questions regarding our comments on any other part of your filings.


                                                Sincerely,



                                                Russell Mancuso
                                                Branch Chief

cc (via fax):	Melvin Katz, Esq. - Bryan Cave LLP
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Robert A. Olins
SpatiaLight, Inc.
November 29, 2005
Page 1